UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2019

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Pearson plc - (the "Company")

Notification of PDMR Interests

Long-Term Incentive Plan ("LTIP") - 2019 Time-Vesting Release

In 2001, the Company established the Pearson Long-Term Incentive Plan (the "LTIP"). Its purpose is to link management's long-term reward with Pearson's financial performance and returns to shareholders.

Under the terms of the LTIP Time-Vesting Plan, all shares are released to participants on the vesting date, providing that the participant is still employed by the Company.

The following table sets out the number of shares released to Persons Discharging Managerial Responsibility (PDMR) on 1 April 2019 and notified to the Company on 1 April 2019. The LTIP rules require that sufficient shares are sold to discharge the tax liability arising on the shares released.  The shares set out in the third column below were sold on 1 April 2019 at the price shown, set out in the fifth column below being allotted to and retained by the PDMR towards meeting their shareholding guideline.

Name of PDMR	Shares Released	Shares sold to discharge tax liabilities	Sale price per share (£)	Shares Retained
Jonathan Chocqueel-Mangan	8,434	3,979	8.3961	4,455 shares

The following notifications, made in accordance with the requirements of the EU Market Abuse Regulation, give further detail.

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Jonathan Chocqueel-Mangan
2	Reason for the notification
a)	Position/status	Chief Strategy Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Pearson plc
b)	LEI	2138004JBXWWJKIURC57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25 pence each in Pearson plc ISIN: GB0006776081
b)	Nature of the transaction	Allotment of Ordinary shares following release of Long-Term Incentive Plan award and Sale of shares to cover tax liabilities arising from vesting of Long-Term Incentive Plan award
c)	Price(s) and volume(s)	Allotment of Ordinary Shares following release of Long-Term incentive Plan award	Sale of shares to cover tax liabilities
		Volume: 8,434 Price : n/a	Volume: 3,979 Price: £8.3961 per share Aggregated price: £33,408.08
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: see 4 (c) above Aggregated price: see 4 (c) above
e)	Date of the transaction	1 April 2019
f)	Place of the transaction	London Stock Exchange (XLON)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date:2 April 2019
By: /s/ NATALIE WHITE

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Natalie White
Deputy Company Secretary